FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of November 2000

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	___	No	X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2000

SUN INTERNATIONAL HOTELS LIMITED

By: Name: Title:	/s/Charles D. Adamo Charles D. Adamo Executive Vice President Corporate Development & General Counsel

EXHIBIT LIST
Exhibit 1.	Description Shareholder Mailing Dated 11/17/00	Sequential Page No . 4

To Our Shareholders

The Company reported net income for the third quarter, excluding the effects of pre-opening costs and sales of real estate at its Paradise Island operations, of $9.2 million, equal to the same period last year. Earnings per share for the period, excluding pre-opening costs and real estate sales, were $0.31 compared to $0.27 for the same period last year. Including pre-opening costs and real estate sales, the Company generated net income, for the third quarter of $12.4 million, compared to $4.9 million for the same period last year. Earnings per share for the quarter were $0.42 compared to $0.14, for the same period last year. The pre-opening costs in the third quarter related to the expansion of the Company's deluxe Ocean Club hotel on Paradise Island, while the pre-opening costs in the comparable quarter last year related to the renovation of Resorts Casino Hotel in Atlantic City. Growth in operating earnings for the quarter was achieved compared to the same period last year, despite a lower comparative contribution from the Mohegan Sun Casino primarily due to the termination of the management agreement between the Mohegan Sun and Trading Cove Associates, a partnership in which the Company holds a 50% interest. Interest income declined during the quarter due to the repayment in December 1999 by the Mohegan Tribe of $94.1 million of Subordinated Notes held by the Company. Growth in operating earnings was attributable to increases from both the Paradise Island and Atlantic City operations.

The Company's flagship Paradise Island operations generated EBITDA of $23.2 million, a 13.7% increase over the same period last year. Atlantis achieved an average occupancy of 84% for the quarter, and recorded an average room rate of $211, an increase of 8% over the same period last year. The Ocean Club, the Company's 59-room boutique hotel on Paradise Island, achieved an average occupancy of 78% for the quarter at an average rate of $405, which rate was similar to the same period in the prior year. This was achieved despite the adverse effects of construction of additional rooms and suites at the property, which was completed during October 2000. The redevelopment of the new Tom Weiskopf golf course and club is nearing completion and it is expected that it will be open for play by the end of the year in time for the PGA "Father and Son" golf tournament. During the quarter an additional 8 luxury homesites around the golf course were sold for net proceeds of $7.7 million. The Company has also recently opened the expanded Ocean Club. The extension to the hotel included the addition of 50 luxurious rooms including 10 deluxe suites, as well as a new beachfront restaurant, Dune, operated by well-known restauranteur Jean-Georges.

Resorts Atlantic City generated EBITDA of $11.5 million for the quarter, compared to $9.3 million for the same period last year. Gaming revenues for the quarter of $69.1 million were approximately 8% ahead of the same quarter of last year. Table games performed well during the quarter with table drop increasing by 26% over 1998, although drop was 9% below the previous year which had experienced extremely strong volumes as a result of the opening events surrounding the re-launch of the property in July 1999. Slots revenues have begun to show a reversal from the significant negative trends experienced in the prior three quarters. Management has made several changes in this area including offering customers a more competitive slot product as well as improvements to the property's slots club. Slots win decreased by only 0.4% from 1998 levels compared to the 18% and 5% declines experienced during the first and second quarters, respectively. During the quarter, the Atlantic City gaming market showed growth in total gaming revenues of 4% over the previous year. Slot win for the quarter increased by 5% over the same period last year.

The Mohegan Sun Casino generated gross operating revenues of $219.8 million, an 8% increase over the same period last year. The Company's share of Mohegan Sun income was $5.0 million for the quarter compared to $7.3 million in the prior year. Through December 31, 1999, the Mohegan Sun Casino was managed by Trading Cove Associates. In exchange for relinquishing its rights under its then existing agreements, effective January 1, 2000, Trading Cove Associates began to receive payments of 5% of gross revenues of the Mohegan Sun. These relinquishment payments are currently contributing less income than was previously earned under the prior management contracts. However, the relinquishment payments continue for a period of 15 years, whereas the management contract was to expire in 2003. The property is currently undergoing a significant expansion which will include 115,000 additional square feet of gaming space, a 1,200-room luxury hotel, a 100,000-square foot convention center, a 10,000-seat events center and additional retail and restaurant facilities. This expansion is proceeding well. It is anticipated that the new casino will open in the fall of 2001 with the hotel opening in the spring of 2002. The relinquishment payments will be based on gross revenues of the expanded Mohegan Sun Complex.

The Company has entered into a definitive agreement to sell its Resorts Casino Hotel to an affiliate of Colony Capital LLC for a purchase price of $140 million, such purchase price to accrue interest at an annual rate of 6% until closing. In addition, Colony has a two-year option to acquire the undeveloped real estate adjacent to the Resorts Casino Hotel for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. The sale is subject to certain customary conditions, including approval by the New Jersey Casino Control Commission, and is also subject to Colony receiving certain financing in order to consummate the transaction. The parties expect to close the transaction early next year.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
November 10, 2000
Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements

.

Sun International Hotels Limited
Consolidated Balance Sheets	September 30,	December 31,
(Dollars in thousands)	2000	1999
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$ 54,908	$ 39,229
Restricted cash	1,342	981
Trade receivables, net	37,823	44,425
Due from affiliates	14,247	14,212
Inventories	12,824	13,742
Prepaid expenses	14,275	8,412
Total current assets	135,419	121,001

Property and equipment, net	1,414,756	1,378,138
Due from affiliates-non current	11,754	-
Deferred charges and other assets	33,718	49,884
Investment in associated companies and joint venture	28,571	28,593
Goodwill	91,874	93,855
Total assets	1,716,092	1,671,471

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt	1,094	1,100
Accounts payable and accrued liabilities	135,895	133,334
Capital creditors	11,788	16,950
Total current liabilities	148,777	151,384

Long-term debt, net of current maturities	640,849	578,033
Deferred tax liability	42,253	42,223
Total liabilities	831,879	771,640

Shareholders' equity	884,213	899,831
Total liabilities and shareholders' equity	$ 1,716,092	$ 1,671,471

Sun International Hotels Limited	For the Three Months		For the Nine Months
Consolidated Statements of Operations	Ended September 30,		Ended September 30,
(Dollars in thousands, except per share data)	2000	1999	2000	1999
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$ 186,736	$ 169,515	$ 585,999	$ 539,511
Less: promotional allowances	(11,721)	(12,762)	(40,466)	(37,977)
	175,015	156,753	545,533	501,534
Tour operations	8,058	7,611	23,984	21,584
Management and other fees	8,031	10,414	24,701	33,780
Real estate related	9,413	-	105,504	-
Insurance recovery	-	2,200	-	2,200
Other	773	729	2,231	2,141
	201,290	177,707	701,953	561,239
Expenses:
Casino and resort expenses	114,581	107,685	342,995	321,347
Tour operations	6,997	7,384	21,444	21,441
Selling, general and administrative	27,004	22,349	78,059	63,431
Real estate related	4,845	-	30,739	-
Corporate expenses	6,444	4,814	18,636	15,575
Depreciation and amortization	15,056	15,006	44,334	42,933
Write-off of Desert Inn costs	-	-	11,202	-
Transactions costs	-	-	7,014	-
Pre-opening expenses	1,397	4,335	2,087	5,398
	176,324	161,573	556,510	470,125
Operating income	24,966	16,134	145,443	91,114
Other income and expenses:
Interest income	826	3,068	2,798	9,494
Interest expense, net of capitalization	(10,361)	(12,325)	(33,681)	(37,186)
Equity in earnings of associated companies	753	365	1,767	1,700
Other, net	(707)	159	(707)	865
Income before income taxes	15,477	7,401	115,620	65,987
Provision for income taxes	(3,103)	$ (2,528)	(5,436)	(7,477)
Net income	$ 12,374	$ 4,873	$ 110,184	$ 58,510

Diluted earnings per share	$ 0.42	$ 0.14	$ 3.45	$ 1.71
Weighted average number of shares outstanding	29,664	34,148	31,957	34,269

Sun International Hotels Limited
Consolidated Statements of Cash Flows	For the Nine Months Ended
(Dollars in thousands)	September 30,
	2000	1999
	(Unaudited)
Cashflows from operating activities:
Reconciliation of net income to net cash
provided by operating activities:
Net income	$ 110,184	$ 58,510
Depreciation and amortization	47,680	44,862
Provision for doubtful receivables	5,354	2,661
Provision for discount on CRDA obligations, net	740	412
Gain on Ocean Club Estates land sales	(74,766)	-
Loss (gain) on disposal of fixed assets	707	(865)
Net change in working capital accounts	(298)	(36,418)
Net change in deferred charges	9,767	4,153
Equity earnings from affiliates, net	(81)	(205)
Net cash provided by operating activities	99,287	73,110

Cashflows from investing activities:
Payments for major capital projects, including
hurricane repair expenditures	(124,051)	(123,685)
Other operating capital expenditures	(17,938)	(23,088)
Acquisition of other fixed assets	-	(19,469)
Proceeds received from insurance company	31,561	-
Proceeds received from sale of land, including
deposits received for future land sales	98,372	4,200
Proceeds received from sale of other assets	397	196
Investment in and advances to joint venture	(11,760)	(585)
Deposit refunded (paid) on proposed acquisition of
Desert Inn	7,750	(15,638)
CRDA deposits and other	(2,162)	(1,943)
Net cash used in investing activities	(17,831)	(180,012)

Cashflows from financing activities:
Proceeds from issuance of debt	174,000	118,500
Repayment of debt	(112,662)	(28,295)
Payments for purchase of shares pursuant to
tender offer	(120,000)	-
Payments for purchase of other treasury shares	(8,323)	(12,354)
Payments to amend borrowing facility	(919)	-
Proceeds from exercise of stock options	2,488	2,696
Net cash provided by (used in) financing activities	(65,416)	80,547

Net increase (decrease) in cash and cash equivalents	16,040	(26,355)
Cash and cash equivalents at beginning of period	40,210	63,123
Cash and cash equivalents at end of period	$ 56,250	$ 36,768